UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

GLOBAL IMMUNE TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

37945V 10 1

(CUSIP Number)

Jeffrey R. Bruhjell

Director, Chief Financial Officer & Corporate Secretary

2809 Great Northern Loop Suite 100

Missoula, MT 59808-1749

(406) 322-3844

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37945V 10 1	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Talon, Serge George
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 977,300
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 977,300
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.76%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 37945V 10 1	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer. This statement on Schedule 13D (this “Statement”) relates to shares of common stock, no par value (the “Shares), of Global Immune Technologies, Inc., a Wyoming corporation (“Global”). Global’s principal executive offices are located at 2809 Great Northern Loop Suite 100, Missoula, MT 59808-1749. Global’s telephone number at such address is (406) 322-3844

Item 2.  Identity and Background. Serge George Talon, 2809 Great Northern Loop Suite 100, Missoula, MT 59808-1749. Director, president & chief executive officer. During the past five years, Mr. Talon has not been convicted in a criminal proceeding and he has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Talon is a United States Citizen.

Item 3.  Source or Amount of Funds or Other Consideration. On September 20, 2012 Mr. Talon began serving as director, president and chief executive officer of Global and has made regular purchases of Shares of Global in the open market with his personal funds. The total cost of acquiring the Shares was approximately $33,100 as of the date of this Statement. Mr. Talon intends to continue purchasing Shares with his personal funds in the open market and will be reporting these transactions to the United States SEC on Form 4 in a timely manner.

Item 4.  Purpose of Transaction. Mr. Talon regularly purchases Shares of Global for his person beneficial ownership. There are no other material changes to Global as result of these Share acquisitions.

Item 5.  Interest in Securities of the Issuer. (a) The aggregate number of Global Shares purchased and beneficially owned by Mr. Talon as of this Report is 977,300 equaling approximately 2.76% of the class based on 35,436,393 Shares issued and outstanding. All Shares were purchased in the open market for an approximate average weighted price per Share of $0.0337. (b) As of the date of this Report Mr. Talon has sole voting power on 977,300 Shares. (c) During the past sixty (60) days Serge Talon has bought in the open market 377,300 at an average purchase price of $0.048 through two different online stock brokerage accounts. (d) No other person has any dispositive or pecuniary interest in these Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. There are no items to report.

Item 7.  Material to Be Filed as Exhibits. None.

CUSIP No. 37945V 10 1	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL IMMUNE TECHNOLOGIES, INC.

/s/ Serge George Talon Serge George Talon

Director, president & CEO Title

May 20, 2013